United States securities and exchange commission logo





                                April 6, 2023

       David B. Kaplan
       Chief Executive Officer and Co-Chairman
       Ares Acquisition Corp II
       c/o Ares Management LLC
       245 Park Avenue, 44th Floor
       New York, NY 10167

                                                        Re: Ares Acquisition
Corp II
                                                            Registration
Statement on Form S-1
                                                            Filed March 29,
2023
                                                            File No. 333-270951

       Dear David B. Kaplan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 29, 2023

       General

   1. We note the disclosure on the prospectus cover page and elsewhere that "the funds held in the trust account will
not be released from the trust account until the earliest to occur of:
                                                        (i) the completion of
our initial business combination or earlier in connection with the commencement of the
procedures to consummate the initial business combination if we determine it is
desirable to facilitate the completion of the initial business combination...."
                                                        (emphasis added.)
Section 102.06 of the NYSE Listed Company Manual states that "at least 90% of the
proceeds ... will be held in a trust account controlled by an independent
 David B. Kaplan
FirstName   LastNameDavid
Ares Acquisition  Corp II B. Kaplan
Comapany
April       NameAres Acquisition Corp II
       6, 2023
April 26, 2023 Page 2
Page
FirstName LastName

         custodian until consummation of a business combination." It is unclear how the release of funds earlier than consummation could comport with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.
2. Please reconcile the risk factor on page 80 that you "are not registering the issuance of
         Class A ordinary shares that are issuable upon exercise of the warrants under the
         Securities Act or any state securities laws at this time" with the fee table, which reflects the registration of the common stock underlying the warrants.
Risk Factors, page 41

3. We reissue comment 4. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation
         Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
         liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David B. Kaplan
Ares Acquisition Corp II
April 6, 2023
Page 3

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid B. Kaplan
                                                           Division of
Corporation Finance
Comapany NameAres Acquisition Corp II
                                                           Office of Real
Estate & Construction
April 6, 2023 Page 3
cc:       Tamar Donikyan
FirstName LastName